November 21, 2014

Larry Spirgel, Assistant Director

Robert S. Littlepage, Accounting Branch Chief

Joseph Cascarano, Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Aladdin International, Inc.

Response to Comments dated November 18, 2014

Related to Registration Statement on Form 10-12G

Filed October 27, 2014

File No. 000-55297

Dear Messrs. Spirgel, Littlepage, and Cascarano:

We have reviewed your comments, and our responses are below (numbers refer to the corresponding comment numbers in the comment letter).

1.

The company does not wish to withdraw our registration statement at this time.

2.

The first paragraph of Item 1 has been amended with the following disclosure:

“Since June 2010, the Company has had insignificant operations and assets consisting solely of cash.  As such, the Company is presently defined as a "shell" company under Rule 12b-2 of the Securities Exchange Act of 1934, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.”

3.

Our website has been activated.

4.

The dividend risk factor has been amended to say:

“We do not anticipate paying cash dividends on our common stock in the foreseeable future.”

In filing the Form 10-12(g) and all subsequent amendments, the company acknowledges that:

1.

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel

U.S. Securities and Exchange Commission

November 21, 2014

You may contact Sandy Schwartz, Secretary, at (303) 819-5520 if you have questions regarding our responses.

Sincerely,

/s/ Michael Friess
Michael Friess
President